UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

Financing

On September 23, 2024, Zhibao Technology Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”).

The Securities Purchase Agreement provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”). As of September 23, 2024, the initial closing of the First Tranche (the “First Closing of First Tranche”), the Investor funded $675,000 (net of original issue discount of 10%) (the “First Tranche”) and the Investor has agreed to fund, (i) in a subsequent closing of the First Tranche, an additional $675,000 (net of original issue discount of 10%), subject to the satisfaction of the Equity Conditions (as defined in the Securities Purchase Agreement), after the Company provides written confirmation to the Investor that a resale Registration Statement on Form F-1 (the “Resale Registration Statement”) has been filed with the Securities and Exchange Commission (the “Commission”) for the registration of Class A ordinary shares (the “Ordinary Shares”) issuable upon conversion of the Note (as defined below) and the Warrant (as defined below), and, (ii) in a subsequent closing of the First Tranche, another $900,000 upon the execution of a duly executed deposit account control agreement (“DACA”) and establishment of a DACA account, subject to the satisfaction of the Equity Conditions (as defined in the Securities Purchase Agreement). The Company and Investor have agreed to consummate an additional financing of $2,500,000 in the second tranche after 120 days following effectiveness of the Resale Registration Statement, subject to certain conditions contemplated under the Securities Purchase Agreement. The Securities Purchase Agreement also contemplates a third tranche financing of aggregate of up to $3,000,000, upon the mutual consent of the Investor and Company, after 180 days following the closing date of the second tranche.

In consideration for the Investor’s funding of the First Closing of First Tranche, on September 23, 2024, the Company issued and sold to the Investor, in a private placement, (A) a convertible promissory note in the aggregate principal amount of up to $2,500,000 (the “Note”), (B) a warrant to purchase up to 74,451 Ordinary Shares at an initial exercise price of $4.71 per Ordinary Share, subject to certain adjustments (the “Warrant”), and (C) a pre-funded warrant to purchase up to 191,522 Ordinary Shares at a nominal exercise price of $0.0001 per Ordinary Share, subject to certain adjustments (the “Pre-Funded Warrant”). Pre-Funded Warrants may only be exercised upon occurrence of an Event of Default (as defined in the Note).

The Note is initially convertible into Ordinary Shares at conversion price of $4.71, subject to certain adjustments (the “Conversion Price”), provided that the Conversion Price shall not be reduced below $0.7616 (the “Floor Price”). The Note does not bear any interest and matures on September 23, 2025.

Commencing on the earlier of (i) the 60-day anniversary after the date hereof and (ii) the date on which the first Resale Registration Statement shall have been declared effective by the SEC, the Maker is required to pay to the Investor the outstanding principal balance under the Note in monthly installments, on such date and each one (1) month anniversary thereof, in an amount equal to 105% of the total principal amount multiplied by the quotient determined by dividing one by the number of months remaining until the maturity date of the Note, until the outstanding principal amount has been paid in full or, if earlier, upon acceleration, conversion or redemption of the Note in accordance with its terms. All monthly payments are payable the Company, in cash, provided that under certain circumstances, as provided in the Note, the Company may elect to pay in Ordinary Shares.

If the Company directly or indirectly receives proceeds from and closes any kind of financing including through the issuance of any equity or debt securities, the Investor may request a prepayment of the principal amount of the Note and any accrued and unpaid interest thereon (if any) in an amount up to 25% of the gross proceeds received by the Company.

Within 15 days after receipt of a written notice from the Company of a Change of Control (as such term is defined in the Note), the Investor may require the Company to prepay the Note, in an amount equal to 120% of the sum of (i) the outstanding principal balance of the Note and (ii) and any accrued and unpaid interest thereon (if any).

Upon the occurrence of any Event of Default (as defined in the Note), interest shall accrue on the Note at a rate equal to 10% per annum or, if less, the highest amount permitted by law. In addition, upon the occurrence of Event of Default, which has not been cured within any applicable cure period, interest is also payable at the “Mandatory Default Amount” (i.e. 120% of the sum of (i) the outstanding principal balance of the Note on the date on which the first Event of Default has occurred and (ii) any accrued and unpaid interest thereon. Furthermore, if an Event of Default is not cured, the Investor also shall have the right to convert the Mandatory Default Amount, upon the terms provided in the Note.

Each of the Note, the Warrant and Pre-funded Warrant provide that the Investor will not have the right to convert any portion of the Note or exercise any portion of the Warrant, as applicable, if, together with its affiliates, and any other party whose holdings would be aggregated with those of the holder for purposes of Section 13(d) or Section 16 of the Securities of 1934, as amended, would beneficially own in excess of 4.99% of the number of shares of the Company’s Ordinary Shares outstanding immediately after giving effect to such conversion or exercise, as applicable (the “Beneficial Ownership Limitation”); provided, however, that the Beneficial Ownership Limitation shall be increased to 9.99% on the 61st day upon receipt of a written notice by the Investor delivered to the Company, and provided further, in no event shall the Beneficial Ownership Limitation exceed 9.99%.

The Securities Purchase Agreement also contains customary representations and warranties of the Company and the Investor, indemnification obligations of the Company, termination provisions, and other obligations and rights of the parties.

The Company intends to use the proceeds from the issuance of the Note, the Warrants and Pre-funded Warrants for working capital and general corporate purposes.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, on September 23, 2024, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor pursuant to which the Registrable Securities (as defined therein) held by the Investor, subject to certain conditions, are entitled to registration under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, the Company is required to, within 15 days after the date hereof, file with the Commission (at the Company’s sole cost and expense) a registration statement to register the Registrable Securities (a “Resale Registration Statement”) and to cause such Resale Registration Statement to be effective within 45 days after the filing date of the Registration Statement if the staff of the Commission (the “Staff”) indicates to the Company that such Registration Statement will be subject to a “limited” review, or within 65 after the filing date of the Registration Statement if the Staff indicates to the Company that such Registration Statement will be subject to a “full” review.

Security Agreement

To secure the obligations of the Company to repay the Notes, the Company has granted to the Investor a lien and security interest in and to all of the Company’s DACA account to be established following the First Closing of First Tranche and any assets of the Company that are or become located in the United States.

Guarantee Agreement

To guarantee the obligations under the Security Agreement, the Company and its subsidiaries (each, the “Guarantor”) entered into a guarantee agreement (the “Guarantee Agreement”), Each Guarantor, jointly and severally, hereby unconditionally and irrevocably guarantees the full and prompt payment and performance to the Investor, as primary obligor and not as surety, when due, whether at maturity or by reason of acceleration or otherwise, of any and all of the obligations under the Security Agreement.

In connection with the consummation of the First Closing of First Tranche, the Company paid $47,250 (representing 7% of gross proceeds) to EF Hutton LLC, the sole placement agent in the Financing and $ 6,750 expenses pursuant to an engagement letter.

The foregoing descriptions of the Securities Purchase Agreement, the Note, the Warrant, the Pre-funded Warrant, the Guarantee Agreement, the Security Agreement and the Registration Rights Agreement are not complete and are subject to and qualified in their entirety by reference to the full text of the forms of such documents, which are filed as Exhibits hereto and incorporated herein by reference.

Unregistered Sales of Equity Securities.

The information contained above under Item 1.01, to the extent applicable, is hereby incorporated by reference herein. Based in part upon the representations of the Investor in the Securities Purchase Agreement, the placement and sale of the Note and Warrants was made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act and corresponding provisions of state securities or “blue sky” laws.

None of the securities have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Commission or an applicable exemption from the registration requirements. Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of common stock or other securities of the Company.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit
4.1*	Form of Convertible Promissory Note
4.2*	Form of Class A Ordinary Shares Purchase Warrant
4.3*	Form of Pre-funded Class A Ordinary Shares Purchase Warrant
10.1*	Form of Securities Purchase Agreement, dated as of September 23, 2024, by and between the Investor and Company
10.2*	Form of Security Agreement, dated as of September 23, 2024, by and between the Investor and Company
10.3*	Form of Guarantee Agreement, dated as of September 23, 2024, by and between the Investor and Company
10.4*	Form of Registration Rights Agreement, dated September 23, 2024, by and between the Investor and Company
99.1*	Press Release, dated September 23, 2024

*	Certain exhibits and schedules have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: September 23, 2024	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer

4